UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. __)*

Top Ships, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y8897Y149
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: **

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. Y8897Y149

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
ALJ Capital Management, LLC 47-0920478
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only

4	Citizenship or Place of Organization
California
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
2,500,000
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
2,500,000
	8.	Shared Dispositive Power
0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐

11.	Percent of Class Represented by Amount in Row (9)
13.2%
12.	Type of Reporting Person (See Instructions)
IA

2

CUSIP No. Y8897Y149

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
ALJ Capital II, L.P. 20-0278654
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
1,018,599
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
1,018,599
	8.	Shared Dispositive Power
0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,018,599
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐

11.	Percent of Class Represented by Amount in Row (9)
5.4%
12.	Type of Reporting Person (See Instructions)
PN

3

CUSIP No. Y8897Y149

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
LJR Capital, L.P. 45-2834290
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
1,252,326
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
1,252,326
	8.	Shared Dispositive Power
0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,252,326
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐

11.	Percent of Class Represented by Amount in Row (9)
6.6%
12.	Type of Reporting Person (See Instructions)
PN

4

CUSIP No. Y8897Y149

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Lawrence B. Gill
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
2,500,000
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
2,500,000
	8.	Shared Dispositive Power
0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐

11.	Percent of Class Represented by Amount in Row (9)
13.2%
12.	Type of Reporting Person (See Instructions)
IN, HC

5

CUSIP No. Y8897Y149

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Jeffrey S. Fishman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
2,500,000
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
2,500,000
	8.	Shared Dispositive Power
0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐

11.	Percent of Class Represented by Amount in Row (9)
13.2%
12.	Type of Reporting Person (See Instructions)
IN, HC

6

CUSIP No. Y8897Y149

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ron D. Silverton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
2,500,000
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
2,500,000
	8.	Shared Dispositive Power
0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐

11.	Percent of Class Represented by Amount in Row (9)
13.2%
12.	Type of Reporting Person (See Instructions)
IN, HC

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Item 1.

(a)	Name of Issuer

Top Ships Inc.

(b)	Address of Issuer's Principal Executive Offices

1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of ALJ Capital Management, LLC, ALJ Capital II, L.P., LJR Capital, L.P., Lawrence B. Gill, Jeffrey S. Fishman and Ron D.

Silverton (each, a “Reporting Person”).

(b)	Address of Principal Business Office or, if none, Residence

For each Reporting Person:

6300 Wilshire Boulevard, Suite 700, Los Angeles, CA 90048

(c)	Citizenship

ALJ Capital Management, LLC (“ALJ”) is a California limited liability company.

ALJ Capital II, L.P. and LJR Capital, L.P. are Delaware limited partnerships.

Mr. Gill, Mr. Fishman and Mr. Silverton (the “Principals”) are United States citizens.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

Y8897Y149

Item 3.     If this statement is filed pursuant to §240.13d-1(b) or §§240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

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(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);*
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For	ALJ Capital II, L.P.:

(a)	Amount beneficially owned: 1,018,599

(b)	Percent of class: 5.4% *

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,018,599

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,018,599

(iv)	Shared power to dispose or to direct the disposition of: 0

For	LJR Capital, L.P.:

(a)	Amount beneficially owned: 1,252,326

(b)	Percent of class: 6.6% *

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,252,326

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,252,326

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(iv)	Shared power to dispose or to direct the disposition of: 0

For	each of ALJ and the Principals:

(a)	Amount beneficially owned: 2,500,000

(b)	Percent of class: 13.2% *

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,500,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,500,000

(iv)	Shared power to dispose or to direct the disposition of: 0

*	The ownership percentage of each Reporting Person is calculated based on an assumed total of 18,969,989 shares of the issuer’s Common Stock outstanding as of September 30, 2014, as reported in the press release as filed on Form 6-K with the Securities and Exchange Commission (“SEC”) on January 21, 2015.

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

The reported shares of the issuer’s Common Stock (the “Shares”) are owned directly by three private investment funds managed by ALJ, including ALJ Capital II, L.P. and LJR Capital, L.P. (the “Funds”). ALJ may be deemed to be a beneficial owner of the Shares as, in its capacity as each Fund’s investment manager, it has the power to direct the voting and disposition of the Shares.

The Principals are the members of ALJ’s executive committee, which has the power to direct the voting and disposition of the Shares. As the control persons of ALJ, each of the Principals may be deemed to beneficially own the Shares.

Pursuant to Rule 13d-4, ALJ and each of the Principals disclaims beneficial ownership of the securities owned directly by the Funds.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.     Identification and Classification of Members of the Group

Not applicable.

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Item 9.     Notice of Dissolution of Group

Not applicable.

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2015

ALJ CAPITAL MANAGEMENT, LLC

/s/ Lawrence B. Gill
By: Lawrence B. Gill
Its: Manager

ALJ Capital II, L.P.

By: ALJ Capital Partners, LLC
Its: General Partner

/s/ Lawrence B. Gill
By: Lawrence B. Gill
Its: Manager

LJR CAPITAL, L.P.

By: ALJ Capital Partners, LLC
Its: General Partner

/s/ Lawrence B. Gill
By: Lawrence B. Gill
Its: Manager

/s/ Lawrence B. Gill
LAWRENCE B. GILL

/s/ Jeffrey S. Fishman
JEFFREY S. FISHMAN

/s/ Ron D. Silverton
RON D. SILVERTON

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EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections

13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under

Rule 13d-1.

Dated: February 10, 2015

ALJ CAPITAL MANAGEMENT, LLC

/s/ Lawrence B. Gill
By: Lawrence B. Gill
Its: Manager

ALJ Capital II, L.P.

By: ALJ Capital Partners, LLC
Its: General Partner

/s/ Lawrence B. Gill
By: Lawrence B. Gill
Its: Manager

LJR capital, L.P.

By: ALJ Capital Partners, LLC
Its: General Partner

/s/ Lawrence B. Gill
By: Lawrence B. Gill
Its: Manager

/s/ Lawrence B. Gill
LAWRENCE B. GILL

/s/ Jeffrey S. Fishman
JEFFREY S. FISHMAN

/s/ Ron D. Silverton
RON D. SILVERTON

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